________________________________________________________________

________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

________________________________________________________________

________________________________________________________________

Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Strengthens Its Position As Leading Provider Of Technology And Solutions For Senior Living And Healthcare In The U.S.

Company Increases Holdings In Advanced Answers On Demand (AAOD) To 84%

Or Yehuda, Israel (April 29, 2004) Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology announced today the execution a stock purchase agreement with existing shareholders to purchase twenty one percent of the outstanding and issued stock of Advanced Answers on Demand, Inc. (AAOD). This purchase increases Magic’s holding in AAOD from 63% to 84%.

Advanced Answers on Demand (www.advanced-answers.com) develops, markets and supports integrated software solutions designed to meet the challenges and ever-changing demands of the healthcare and senior living industries. AAOD continues to be an industry leader in the U.S. and provides a vast array of software solutions to over 500 facilities. AAOD’s solutions are developed and deployed using Magic’s eDeveloper application development technology.

"AAOD is performing very well with continuous growth in annual revenue and profit from the time of our initial investment three years ago,” said Menachem Hasfari, CEO of Magic Software. “Given the growing opportunities in the senior living industry in the U.S. and abroad, we expect the consolidation of the number of shareholders to provide us with the flexibility we need to develop the AAOD business more quickly and with stronger results in this growing industry.”

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  Magic’s EMEA headquarters is located at Pelmolen 17 3994 XX Houten in the Netherlands, telephone: +31-30-656 6266, fax: +31-30-656 6277. Magic’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone: 949-250-1718, fax: 949-250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: April 29, 2004